# TradeAuthority LLC - Moxey
# Balance Sheet
### As of December 31, 2022

| | | Total |
|---|---|---:|
| **ASSETS** | | |
| Current Assets | | |
| Bank Accounts | | |
| 1000 USD Accounts | | 235,783.18 |
| 1001 Moxey Community Accounts (M$) | | 467.41 |
| 1002 Moxey HQ (M$) | | 3,959.54 |
| 1010 Petty Cash | | 532.12 |
| **Total Bank Accounts** | $ | **240,742.25** |
| Accounts Receivable | | |
| 1005 Accounts Receivable | | 1,709.32 |
| **Total Accounts Receivable** | $ | **1,709.32** |
| Other Current Assets | | |
| 1030 Community Inventory | | -3,002.30 |
| 1040 Prepaid Expenses | | 0.00 |
| 1099 Accounts Receivable Clearing | | 620.83 |
| **Total Other Current Assets** | -$ | **2,381.47** |
| **Total Current Assets** | $ | **240,070.10** |
| Fixed Assets | | |
| 1100 Accumulated Amortization | | 0.00 |
| 1110 Furniture and Equipment | | 4,471.20 |
| 1121 Accumulated Depreciation | | -265,427.08 |
| 1130 Software Development | | 228,254.14 |
| 1140 Technology Equipment | | 62,999.39 |
| **Total Fixed Assets** | $ | **30,297.65** |
| Other Assets | | |
| 1150 Community Acquisition | | 126,889.59 |
| 1160 Investment in Moxey NOLA | | 0.00 |
| 1170 Security Deposits Asset | | 0.00 |
| **Total Other Assets** | $ | **126,889.59** |
| **TOTAL ASSETS** | $ | **397,257.34** |
| **LIABILITIES AND EQUITY** | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | | |
| 2000 Accounts Payable | | 138,754.87 |
| **Total Accounts Payable** | $ | **138,754.87** |
| Other Current Liabilities | | |
| 2010 Payroll Liabilities | | 2,599.81 |
| 2011 Direct Deposit Payable | | 716.47 |
| 2020 NX1200 Terminal Deposits | | 6,500.00 |
| 2021 Moxey Community Loan Accounts (M$) | | 411,026.32 |

| | | | |
|---|---|---:|---:|
| **2022 Moxey HQ Loan Account (M$)** | | | 243,800.00 |
| **2099 Accounts Payable Clearing** | | | 327.26 |
| **2100 Related Party Payable** | | | 825,125.00 |
| **2101 Cash Reserve Deposits** | | | 45,419.49 |
| **2102 Due To/From** | | | 0.00 |
| **2103 UC Due To/From (Outside Currency)** | | | -500.00 |
| **2104 Tip Reconciliation** | | | -30.00 |
| **2105 Deferred Member Renewal Revenue** | | | 0.00 |
| **Total Other Current Liabilities** | $ | | **1,534,984.35** |
| **Total Current Liabilities** | $ | | **1,673,739.22** |
| **Total Liabilities** | $ | | **1,673,739.22** |
| **Equity** | | | |
| **3000 Retained Earnings** | | | -2,631,460.16 |
| **3001 Moxey New Orleans Equity** | | | 0.00 |
| **3020 Member Equity** | | | 2,167,834.28 |
| **Net Income** | | | -812,856.00 |
| **Total Equity** | -$ | | **1,276,481.88** |
| **TOTAL LIABILITIES AND EQUITY** | $ | | **397,257.34** |

# TradeAuthority LLC - Moxey
# Profit and Loss
### January - December 2022

|  |  | Total |
|---|---|---:|
| **Income** |  |  |
| 4000 Community Income |  | 1,679,223.42 |
| 7015 Miscellaneous Income |  | 0.00 |
| **Total Income** | $ | **1,679,223.42** |
| **Gross Profit** | $ | **1,679,223.42** |
| **Expenses** |  |  |
| 5000 Payroll Expenses |  | 90,716.25 |
| 5001 Contractor |  | 502,686.37 |
| 5005 Dues and Subscriptions |  | 18,049.20 |
| 5007 Fundraising |  | 65,489.20 |
| 5010 Advertising and Marketing |  | 275,534.22 |
| 5015 Depreciation Expense |  | 19,919.00 |
| 5021 Office Supplies |  | 2,839.56 |
| 5022 Printing and Duplication |  | 2,989.78 |
| 5023 Repairs and Maintenance |  | 165.00 |
| 5024 Telephone Expense |  | 2,061.75 |
| 5025 Banking Expenses |  | 6,264.52 |
| 5031 Rent Expense |  | 6,324.00 |
| 5035 Computer and Internet Expenses |  | 63,570.10 |
| 5045 Professional Fees |  | 88,557.60 |
| 5050 Postage & Shipping |  | 1,075.18 |
| 5055 Meals and Entertainment |  | 1,125.32 |
| 5060 Travel Expense |  | 3,332.64 |
| 5065 Taxes |  | 35.00 |
| 5070 Legacy Community Administrative Costs |  | 1,342,003.45 |
| 6020 Interest Expense |  | 649.54 |
| 6035 Miscellaneous Expenses |  | 10.21 |
| **Total Expenses** | $ | **2,493,397.89** |
| **Net Operating Income** | -$ | **814,174.47** |
| **Other Income** |  |  |
| 7035 Other Income |  | 1,318.47 |
| **Total Other Income** | $ | **1,318.47** |
| **Net Other Income** | $ | **1,318.47** |
| **Net Income** | -$ | **812,856.00** |

# TradeAuthority LLC - Moxey
# Changes in Stockholders Equity
### As of December 31, 2022

| | Total | | |
| | As of Dec 31, 2022 | As of Dec 31, 2021 (PY) | Change |
|---|---:|---:|---:|
| **3020 Member Equity** | | | 0.00 |
| 30259 Billy Heromans Flowers Inc | 15,080.00 | | 15,080.00 |
| 30260 BizXchange Inc | 50,000.00 | | 50,000.00 |
| 30262 Moxey I ED, a series of Wefunder SPV, LLC | 154,009.01 | | 154,009.01 |
| **Total 3020 Member Equity** | $ 2,167,834.28 | $ 1,948,745.27 | $ 219,089.01 |

Thursday, Apr 20, 2023 09:42:57 AM GMT-7 - Accrual Basis

# TradeAuthority LLC - Moxey
## Statement of Cash Flows
### January - December 2022

|  |  | Total |
|---|---|---|
| **OPERATING ACTIVITIES** |  |  |
| Net Income |  | -812,856.00 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |  |
| 1005 Accounts Receivable |  | 219.43 |
| 1030 Community Inventory |  | 3,718.36 |
| 1121 Accumulated Depreciation |  | 19,919.00 |
| 2000 Accounts Payable |  | -3,193.87 |
| 20101 Payroll Liabilities |  | -103.58 |
| 2011 Direct Deposit Payable |  | -25.96 |
| 2020 NX1200 Terminal Deposits |  | -9,100.00 |
| 2021 Moxey Community Loan Accounts (M$) |  | 210,700.00 |
| 2022 Moxey HQ Loan Account (M$) |  | 110,000.00 |
| 21001 Related Party Payable |  | 21,000.00 |
| 2101 Cash Reserve Deposits |  | 4,497.16 |
| 2102 Due To/From |  | 900.67 |
| 2103 UC Due To/From (Outside Currency) |  | -470.02 |
| 2104 Tip Reconciliation |  | -111.36 |
| 2105 Deferred Member Renewal Revenue |  | -15,857.08 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | $ | 342,092.75 |
| **Net cash provided by operating activities** | -$ | 470,763.25 |
| **INVESTING ACTIVITIES** |  |  |
| 1170 Security Deposits Asset |  | 3,707.00 |
| **Net cash provided by investing activities** | $ | 3,707.00 |
| **FINANCING ACTIVITIES** |  |  |
| 30259 Member Equity:Billy Heromans Flowers Inc |  | 15,080.00 |
| 30260 Member Equity:BizXchange Inc |  | 50,000.00 |
| 30262 Member Equity:Moxey I ED, a series of Wefunder SPV, LLC |  | 154,009.01 |
| **Net cash provided by financing activities** | $ | 219,089.01 |
| **Net cash increase for period** | -$ | 247,967.24 |
| **Cash at beginning of period** |  | 488,709.49 |
| **Cash at end of period** | $ | 240,742.25 |